SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated June 4, 2003

Commission File Number 333-100683

BARAN GROUP LTD.
(Translation of Registrant's name into English)

Baran House
8 Omarim St. Industrial Park
Omer 84965
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

BARAN GROUP LTD.
Form 6-K

        Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s (i) Notice of General Annual Meeting of Shareholders, (ii) Proxy for General Meeting of Shareholders, (iii) Invitation to General Annual Meeting of Shareholders. The foregoing documents announce that the Registrant will hold a General Annual Meeting of Shareholders on July 10, 2003 at the Registrant’s offices located at 5 Menachem Begin Avenue, 4th Floor, Beit Dagan, Israel. The meeting will begin at 5 p.m. (Israel time). At the meeting, shareholders will be asked to: (i) elect certain individuals to the Company’s Board of Directors, (ii) ratify the appointment of PriceWaterhouseCoopers as the Company’s independent auditors and (iii) approve remuneration to outside Directors of the Company.

        Attached hereto as Exhibit 2 is a statement from the Company that Mr. Israel Gotman, Chief Projects Officer and Director has decreased his holdings in the Company from 301,923 shares to 201,923 shares, effective May 4, 2003.

EXHIBIT INDEX

Exhibit Number	Description

1	Registrant's (i) Notice of General Special Meeting of Shareholders, (ii) Proxy for General Meeting of Shareholders, (iii) Invitation to General Special Meeting of Shareholders.

2	Statement from the Company that Mr. Israel Gotman, Chief Projects Officer and Director has decreased his holdings in the Company from 301,923 shares to 201,923 shares.

BARAN GROUP, LTD.

NOTICE OF GENERAL ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 10, 2003

        NOTICE IS HEREBY GIVEN that a general annual meeting of Baran Group, Ltd. (the “Company”) will be held at our executive offices at 5 Menachem Begin Avenue, 4th Floor, Beit Dagan, Israel, on July 10, 2003 at 5 p.m. (Israel time).

        The purposes of the general annual meeting are as set forth in the Company’s Invitation to General Annual Meeting of Shareholders that accompanies this Notice.

        United States shareholders who are unable to attend the General Annual Meeting in person are requested to complete, date and sign the enclosed form of proxy card and return it promptly, so as to be received not later than forty-eight (48) hours before the meeting. Shareholders of record as of the close of business on June 10, 2003, will be entitled to notice of and to vote at the meeting.

By order of the Board of Directors, MEIR DOR Chairman of the Board of Directors

PROXY

BARAN GROUP, LTD.

Proxy for General Special Meeting of Shareholder
to be held July 10, 2003

        The undersigned hereby appoints Meir Dor as attorney in fact and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to represent the undersigned at the general annual meeting of shareholders of Baran Group, Ltd., an Israeli corporation (the “Company”), to be held on July 10, 2003 at 5 p.m.
(Israeli time), and at any adjournment or postponement thereof, and to vote all ordinary shares of the Company held of record by the undersigned as of June 10, 2003, with all of the powers the undersigned would possess if personally present at such meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE
COMPANY
(Continued and to be signed on reverse side)

Please sign, date and return promptly in the enclosed envelope. Please mark your vote in blue or black ink as shown here. “X”

	For	Against	Abstain
Approval Management's appointment of certain persons as Directors	___	___	___
Ratification of PriceWaterhouseCoopers as the Company's independent auditors	___	___	___
Approval of remuneration to outside Directors of the Company	___	___	___
Signature of shareholder _________________	Date: _________
Signature of shareholder _________________	Date: _________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

TRANSLATED FROM HEBREW. This English translation is for convenience only in the event of any conflict, the Hebrew version will control.

Baran Group Ltd.
8 Haomarim St., Omer 84965 Israel
Tel: +972-8-6200-200
Fax: +972-8-6200-201

(Hereinafter: the “Company”)

June 4, 2003

Invitation to a General Annual Meeting

Pursuant to the Israeli Companies Act-1999 (hereinafter, the “Israeli Companies Act”), Baran Group, Ltd. hereby announces the convening of a general annual meeting of the Company’s shareholders, which shall take place on July 10, 2003 at 5 P.M. in the Company’s offices at 5 Menachem Begin Ave. 4th, floor. Beit Dagan, Israel. The agenda for the meeting is as follows:

1.	Discussion of the company’s financial statements and Board of Directors analysis for the year of 2002.

2.	Appointment of Directors to the Company.
The following persons are the suggested directors: Mr. Meir Dor, Mr. Menachem Gal, Mr. Yom Tov Samia, Mr. Israel Gotman, Mr. Aviel Raviv, Mr. Isaac Friedman, Mr. Israel Scop, Ms. Liora Ofer, Mr. Giora Gotman and Mr. Shlomo Sharf.

3.	Re-appointment of PriceWaterhouseCoopers as the Company’s independent auditors and empower the Company’s management to determine their fee.

4.	Remuneration to Outside Directors- (due to the fact that the Company is dually registered both in the Nasdaq and in the Tel-Aviv stock exchange) remuneration for outside directors for the year 2003, which is the exclusive benefit received by them, shall be as follows:

a.	An annual compensation, for each outside director, in an aggregate amount of NIS 50,000 including VAT.

b.	Compensation for each Board of Directors meeting to each of the outside directors, in an aggregate amount of NIS 2,650 including VAT. All payments are linked to the consumer price index (CPI), while the base CPI is the CPI of January 2003 and the CPI according to which the payment will be made is the CPI known at the day of actual payment.

About the General Annual Meeting

The Company announces that anyone who is a shareholder of the Company on June 10, 2003, will be entitled to participate in the meeting and vote either personally or by authorized representative (proxy), in accordance with appointment letter and/or approval of ownership letter.

The approval of ownership letters shall be submitted to the Company’s representative, Assael Haim Adv., at 5 Menachem Begin Ave., Beit-Dagan 50200 Tel: 972-3-9775533 Fax: 972-3-9775534, until July 8, 2003.

The voting majority required for the resolutions of the general annual meeting agenda is an ordinary majority.

Baran Group Ltd.

Re: Decrease in Holdings
     Baran Group Ltd.

Baran Group Ltd. (hereinafter, the “Company”), hereby announces that Mr. Israel Gotman, whose position in the Company is Chief Projects Officer and Director (hereinafter- “Gotman”), has decreased his holdings in the Company from 301,923 shares to 201,923 shares on May 4th, 2003.

Sincerely yours,

Sasson Shilo, CFO

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARAN GROUP LTD. By: —————————————— Meir Dor Chairman of the Board

Date: June 4, 2003